Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

May 14, 2021

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

NSE IFSC Limited

Dear Sir/Madam,

Sub: Grant of Stock Options

This is to inform you that the Nomination, Governance & Compensation Committee of the Board of Directors of the Company has granted the following stock options to employees of the Company:

Sr. No.	Type of Option	Number of options granted*	Value	Exercise Price (Rs.)	ESOP Scheme
1	Indian stock options	8,700	Fair market value	5,301	Dr. Reddy's Employees Stock Option Scheme, 2018
2		68,808	Par value	5	Dr. Reddy's Employees Stock Option Scheme, 2002
3	American Depository Receipts (ADR) stock options	5,144	Fair market value	5,301	Dr. Reddy's Employees ADR Stock Option Scheme, 2007
4		55,884	Par Value	5

*The options vest uniformly over 4 years.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary